UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(AMENDMENT NO. __)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

GOPRO, INC.

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(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

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(Title of Class of Securities)

38268T 10 3

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(CUSIP Number)

Silicon Valley Community Foundation

Thomas J. Friel

Mari Ellen Loijens

C.S. Park

Emmett D. Carson

Vera Bennett

Nancy H. Handel

c/o 2440 W. El Camino Real, Suite 300

Mountain View, CA 94040

Telephone: 650.450.5400

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(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 29, 2014

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Silicon Valley Community Foundation

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

California

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

CO

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Thomas J. Friel

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Mari Ellen Loijens

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Emmett D. Carson

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

C.S. Park

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Vera Bennett

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

CUSIP NO. 38268T 10 3

SCHEDULE 13D

1.                NAME OF REPORTING PERSON

S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Nancy H. Handel

2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3                 SEC USE ONLY

4                 SOURCE OF FUNDS

OO

5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

2(d) or 2(e) ☐

6                 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

7 SOLE VOTING POWER

-0-
8 SHARED VOTING POWER
NUMBER OF
SHARES	-5,821,739-
BENEFICIALLY OWNED
BY EACH REPORTING	9 SOLE DISPOSITIVE POWER
PERSON
WITH	-0-

10 SHARED DISPOSITIVE POWER

-5,821,739-

11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,821,739

12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

22.1%

14               TYPE OF REPORTING PERSON

IN

Item 1. Security and Issuer.

This Schedule 13D relates to shares of class A common stock, $.0001 par value (the “Class A Common Stock”), of GoPro, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 3000 Clearview Way, San Mateo, CA 94402.

Item 2. Identity and Background.

(a) The names of the reporting persons are Silicon Valley Community Foundation (the “Foundation”), Thomas J. Friel, Mari Ellen Loijens, C.S. Park, Emmett D. Carson, Vera Bennett and Nancy H. Handel (collectively, the “Reporting Persons”). The Reporting Persons, other than the Foundation, are referred to as the “Officer Reporting Persons”).

(b)-(c) The Foundation is a California nonprofit public benefit corporation which is a philanthropic organization. Each of the Officer Reporting Persons is an officer of the Foundation. The business address of each of the Reporting Persons is c/o Silicon Valley Community Foundation, 2440 W. El Camino Real, Suite 300, Mountain View, CA 94040. Each of the Officer Reporting Persons is a citizen of the United States of America.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding.

(e) During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Foundation received a donation of 5,821,739 shares (the “SVCF Shares”) of the Class A Common Stock as a gift from Nicholas Woodman and Jill R. Woodman, as Co-Trustees of The Woodman Family Trust under Trust Agreement dated March 11, 2011 for no consideration.

Item 4. Purpose of Transaction

As described above, the Foundation received the SVCF Shares as a donation. The Reporting Persons do not intend to sell any SVCF Shares during the remainder of 2014.  The Reporting Persons anticipate selling a portion of the SVCF shares in 2015 and afterwards, but have not yet determined the quantity of shares to be sold or the time period in which such sales will occur.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The Foundation is the record holder of the SVCF Shares and each of the Officer Reporting Persons has shared power to vote and dispose of all the SVCF Shares. The percentages in Item 13 of the cover pages are based on 26,291,739 shares of issued and outstanding shares of Class A Common Stock which represents 20,470,000 issued and outstanding shares of Class A Common Stock (as reported on Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2014 filed by the Issuer with the Securities and Exchange Commission on August 11, 2014) plus the SVCF Shares.

(c) Except as described in this Schedule 13D, there have been no transactions effected with respect to the Class A Common Stock by any of the Reporting Persons within the past 60 days of the date hereof.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 - Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2014

Silicon Valley Community Foundation

By:	/s/ Vera Bennett
Name: Vera Bennett
Title: COO/Assistant Treasurer

/s/ Thomas J. Friel
Thomas J. Friel

/s/ Mari Ellen Loijens
Mari Ellen Loijens

/s/ C.S. Park
C.S. Park

/s/ Emmett D. Carson
Emmett D. Carson

/s/ Vera Bennett
Vera Bennett

/s/ Nancy H. Handel
Nancy H. Handel

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13 (including amendments thereto) with respect to the shares of Class A Common Stock, $0.0001 par value per share, of GoPro, Inc.., and further agree that this Joint Filing Agreement be included as Exhibit 1 to such Schedule 13D.  In evidence thereof, the undersigned hereby execute this agreement this 8th day of October, 2014.

Silicon Valley Community Foundation

By:	/s/ Vera Bennett
Name: Vera Bennett
Title: COO/Assistant Treasurer

/s/ Thomas J. Friel
Thomas J. Friel

/s/ Mari Ellen Loijens
Mari Ellen Loijens

/s/ C.S. Park
C.S. Park

/s/ Emmett D. Carson
Emmett D. Carson

/s/ Vera Bennett
Vera Bennett

/s/ Nancy H. Handel
Nancy H. Handel